EXHIBIT 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1

Tel:  905-726-2462
Fax:  905-726-7164

TSX ACCEPTS NOTICE OF INTENTION TO MAKE NORMAL COURSE ISSUER BID

AURORA, ON, Nov. 9, 2010 - Magna International Inc. (TSX: MG, NYSE: MGA) today announced that the Toronto Stock Exchange ("TSX") had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, we may purchase up to 4,000,000 Magna Common Shares (the "Bid") (adjusted to 8,000,000 Magna Common Shares on a post stock split basis), representing 3.3% of our issued and outstanding Common Shares. The primary purposes of the Bid are purchases for cancellation to offset dilution resulting from the exercise of stock options, as well as purchases to fund our restricted stock unit program and/or our obligations to our deferred profit sharing plans. As of November 4, 2010, we had 121,175,733 issued and outstanding Common Shares.

The Bid will commence on November 11, 2010 and will terminate no later than November 10, 2011. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. The rules and policies of the TSX contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Common Shares on the TSX. Similarly, the safe harbor conditions of Rule 10b-18 impose certain limitations on the number of shares that can be purchased on the NYSE per day. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 93,812. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Common Shares and the timing of purchases, if any, will be determined by us having regard to future price movements and other factors.

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and structural systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems;
hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

Magna has over 90,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centers in 25 countries.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid and any resulting offsetting of dilution. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate",
"believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks associated with our partnership with the Stronach Trust to continue to pursue opportunities in the vehicle electrification business; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings, including, without limitation, factors set out in our Management Information Circular/ Proxy Statement, dated May 31, 2010 under the heading "Risks Relating to the Vehicle Electrification Joint Venture". In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information:
Vincent J. Galifi
Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100